Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

OPAL Fuels Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

68347P103

(CUSIP Number)

July 21, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68347P103	Schedule 13G	Page 1 of 18

1	Names of Reporting Persons Ares Partners Holdco LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,059,533
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,059,533

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,533
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68347P103	Schedule 13G	Page 2 of 18

1	Names of Reporting Persons Ares Management GP LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,059,533
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,059,533

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,533
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68347P103	Schedule 13G	Page 3 of 18

1	Names of Reporting Persons Ares Voting LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,059,533
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,059,533

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,533
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68347P103	Schedule 13G	Page 4 of 18

1	Names of Reporting Persons Ares Management Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,059,533
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,059,533

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,533
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person CO

CUSIP No. 68347P103	Schedule 13G	Page 5 of 18

1	Names of Reporting Persons Ares Holdco LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,059,533
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,059,533

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,533
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68347P103	Schedule 13G	Page 6 of 18

1	Names of Reporting Persons Ares Management Holdings L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,059,533
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,059,533

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,533
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person PN

CUSIP No. 68347P103	Schedule 13G	Page 7 of 18

1	Names of Reporting Persons Ares Management LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,059,533
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,059,533

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,533
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68347P103	Schedule 13G	Page 8 of 18

1	Names of Reporting Persons Ares Capital Management LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,059,533
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,059,533

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,533
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68347P103	Schedule 13G	Page 9 of 18

1	Names of Reporting Persons Ares Capital Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,059,533
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,059,533

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,533
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person CO

CUSIP No. 68347P103	Schedule 13G	Page 10 of 18

1	Names of Reporting Persons ARCC Beacon LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,059,533
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,059,533

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,059,533
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68347P103	Schedule 13G	Page 11 of 18

ITEM 1.	(a)	Name of Issuer:

OPAL Fuels Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

One North Lexington Avenue, 14th Floor, White Plains, NY 10601.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

1.	Ares Partners Holdco LLC (“Ares Partners”)

2.	Ares Management GP LLC (“Ares Management GP”)

3.	Ares Voting LLC (“Ares Voting”)

4.	Ares Management Corporation (“Ares Management”)

5.	Ares Holdco LLC (“Ares Holdco”)

6.	Ares Management Holdings L.P. (“Ares Management Holdings”)

7.	Ares Management LLC

8.	Ares Capital Management LLC (“Ares Capital Management”)

9.	Ares Capital Corporation (“Ares Capital”)

10.	ARCC Beacon LLC (“ARCC Beacon”)

(b)	Address or Principal Business Office:

The address for each of ARCC Beacon, Ares Capital and Ares Capital Management is 356 Park Avenue, 44th Floor, New York, NY 10167. The address for each of the other Reporting Persons is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(c)	Citizenship of each Reporting Person is:

Ares Capital is organized under the laws of the State of Maryland. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”).

(e)	CUSIP Number:

68347P103

CUSIP No. 68347P103	Schedule 13G	Page 12 of 18

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 25,171,390 shares of the Class A Common Stock issued and outstanding as of July 21, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2022.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ares Partners Holdco LLC	3,059,533	12.2%	0	3,059,533	0	3,059,533
Ares Management GP LLC	3,059,533	12.2%	0	3,059,533	0	3,059,533
Ares Voting LLC	3,059,533	12.2%	0	3,059,533	0	3,059,533
Ares Management Corporation	3,059,533	12.2%	0	3,059,533	0	3,059,533
Ares Holdco LLC	3,059,533	12.2%	0	3,059,533	0	3,059,533
Ares Management Holdings L.P.	3,059,533	12.2%	0	3,059,533	0	3,059,533
Ares Management LLC	3,059,533	12.2%	0	3,059,533	0	3,059,533
Ares Capital Management LLC	3,059,533	12.2%	0	3,059,533	0	3,059,533
Ares Capital Corporation	3,059,533	12.2%	0	3,059,533	0	3,059,533
ARCC Beacon LLC	3,059,533	12.2%	0	3,059,533	0	3,059,533

The securities reported herein are held of record by ARCC Beacon.

Ares Partners is the sole member of each of Ares Voting and Ares Management GP, which are respectively the holders of the Class B and Class C common stock of Ares Management, which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco, which is the general partner of Ares Management Holdings, which is the sole member of Ares Management LLC, which is the sole member of Ares Capital Management, which is the manager of Ares Capital, which is the sole member of ARCC Beacon. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by ARCC Beacon, but each disclaims any such beneficial ownership.

Ares Partners is managed by a board of managers, which is composed of Michael J. Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.

CUSIP No. 68347P103	Schedule 13G	Page 13 of 18

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 68347P103	Schedule 13G	Page 14 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August 1, 2022

ARCC Beacon LLC

Signed:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory
Ares Capital Corporation

Signed:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

Ares Capital Management LLC

Signed:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

Ares Management LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Holdco LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management Corporation

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

CUSIP No. 68347P103	Schedule 13G	Page 15 of 18

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Management GP LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

Ares Partners Holdco LLC

Signed:	/s/ Naseem Sagati Aghili
Name:	Naseem Sagati Aghili
Title:	Authorized Signatory

CUSIP No. 68347P103	Schedule 13G	Page 16 of 18

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement